Item 77H (Change in control of
registrant)

Attachment Series 4 - Calvert Ultra-Short
Duration Income NextShares

As of March 31, 2018, Eaton Vance
Management owned as a result of various
share purchases 99.5% of the Fund's
outstanding shares.